Filed by ArcLight Clean Transition Corp. II pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: ArcLight Clean Transition Corp. II

Commission File No. 001-40272

1.	What was announced today?

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OPAL Fuels is combining with ArcLight Clean Transition Corp. II, commencing a review and approval process that, when complete, will result in OPAL Fuels becoming a public company listing our stock on Nasdaq.

•	This event provides significant financial resources to fund our accelerated growth and scale our waste-to-energy, vertically integrated renewable fuels platform.

•	As a public company, we will be ideally positioned to meet the fast-growing demand for renewable fuels and expand the role of ultra low-carbon renewable natural gas across the transportation sector.

•	We will continue to operate under the OPAL Fuels name and manage our business the way we do today. It’s business as usual at OPAL Fuels.

2.	Who is ArcLight Clean Transition Corp. II?

•	ArcLight Clean Transition Corp. II is a Nasdaq-listed special purpose acquisition company (SPAC).

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ArcLight Clean Transition Corp. II has recognized OPAL Fuels growth potential and our ability to deliver the renewable fuel solutions that are desperately needed to address sustainability and to fuel vehicles for a cleaner today and tomorrow.

•	We share a commitment to scaling a purpose-driven business that drives change on a broad scale.

3.	What were the terms of the transaction?

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OPAL Fuels expects to raise gross proceeds of approximately $536 million through the business combination, including $311 million of cash held by ArcLight Clean Transition Corp. II, assuming no redemptions, and a $125 million fully committed PIPE (Private Investment in Public Equity), anchored by NextEra Energy, Inc., Electron Capital Partners, Gunvor Group, Wellington Management and Adage Capital Management, with participation by ArcLight affiliates.

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Additionally, affiliates of NextEra Energy have made a commitment for up to a $100 million preferred equity investment in OPAL Fuels and have entered into a purchase and sale agreement for the majority of OPAL Fuels environmental attributes.

•	FORTISTAR will continue to be the majority shareholder.

•	The transaction values the combined company at an implied pro-forma enterprise value of $1.75 billion.

4.	Why did OPAL Fuels decide to go the SPAC route?

•	The SPAC route provides OPAL Fuels with an efficient way to raise significant capital and enter the public markets.

•	This event provides financial resources to fund our growth and scale our renewable fuels platform.

5.	Did you consider an IPO?

•	OPAL Fuels evaluated many opportunities to support the company’s growth and execute on our mission. This approach to entering the public markets made the most sense strategically for our company.

6.	When is the deal expected to close / when will OPAL Fuels become public?

•	The transaction is currently expected to close in the second quarter of 2022.

7.	Will anything change with OPAL Fuels leadership?

•	OPAL Fuels leadership will remain intact, with Adam Comora and Jonathan Maurer continuing as co-Chief Executive Officers of the combined company.

•	OPAL Fuels’ current executive team will continue to lead the combined company.

•	The Board of Directors of the combined company will also include outside independent directors.

8.	What does this mean for me as an employee of OPAL Fuels?

•	We will continue to operate under the OPAL Fuels name and we do not anticipate any meaningful changes to our team or how we do business.

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However, as we enter this new chapter, there are some rules we must all follow. There will be new reporting requirements, certain restrictions on financial trading, and the SEC has strict guidelines governing external communications.

•	To avoid delays or any other repercussions the SEC might impose if we do not adhere to these rules, we must avoid speaking publicly about this process and our business metrics and financials.

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Accordingly, you must refrain from making statements about our company or our performance in open forums (e.g., online, to friends, on Facebook, Twitter, LinkedIn, via email, to existing or prospective customers, etc.). This means you cannot share or promote anything other than what OPAL Fuels puts on our channels.

9.	What do I do if someone from outside OPAL Fuels asks me about this transaction or Opal Fuels’ performance?

•	You may not discuss or comment externally on the transaction or the financial or operational health of the business or how it impacts projects on which you are working.

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If someone asks you about OPAL Fuels plans to go public or its company fundamentals, the best response is to say “I cannot comment.” If pushed further, you should say something like, “I can’t speak to that, but I would be happy to connect you with the appropriate team members,” and share the request with Jason Stewart.

•	Should you receive any press inquiries, please forward details of the inquiry to Jason Stewart, <jstewart@opalfuels.com>, who can help handle media requests appropriately during this sensitive time.

10.	How does this benefit me as an employee of OPAL Fuels?

•	Going public will unlock new and exciting opportunities for all of us, as well as provide new resources that will support our vision and mission.

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We hope our employees will take pride in our collective efforts as we kick off the next chapter in our journey to expand the role of ultra low-carbon renewable natural gas across the transportation sector.

11.	What is insider trading?

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Securities laws prohibit directors, officers, employees, and others who are aware of material nonpublic information about a company from trading on that information. Disclosing material nonpublic information to others who then trade on it is also against the law, and both the person who discloses the information and the person who trades on it is liable. These illegal activities are commonly referred to as insider trading, and are serious potential felonies with significant penalties (both jail time and monetary penalties).

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Material nonpublic information is any information about a company that has not been widely disseminated to the general public and that would be important to investors who are deciding whether to trade its securities. A few non-exhaustive examples of non-public information that could be considered material include significant contracts, financial forecasts or earnings estimates, major management changes, proposed product launches, information about new markets a company may enter, proposed mergers, acquisitions, or dispositions, major litigation, securities offerings, stock splits, or repurchases of company securities.

•	Please inquire with John Coghlin, OPAL Fuel’s General Counsel, if you have any questions about whether information you possess would constitute material non-public information.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. Forward-looking statements are statements that are not historical facts and generally relate to future events or ArcLight’s or the Company’s future financial or other performance metrics. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements, including the identification of a target business and a potential business combination or other such transaction are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by ArcLight and its management, and the Company and its management, as the case may be, are inherently uncertain and subject to material change. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ArcLight’s final prospectus relating to its initial public offering, dated September 22, 2020, and other filings with the Securities and Exchange Commission (SEC), including the registration statement on Form S-4 to be filed by ArcLight in connection with the transaction, as well as (1) the inability to complete the proposed transaction; (2) factors associated with companies, such as the Company, that are engaged in the production and integration of renewable natural gas (RNG), including anticipated trends, growth rates, and challenges in those businesses and in the markets in which they operate; (3) macroeconomic conditions related to the global COVID-19 pandemic; (4) the effects of increased competition; (5) contractual arrangements with, and the cooperation of, landfill and livestock waste site owners and operators, on which the Company operates its landfill gas and livestock waste projects that generate electricity and RNG prices for environmental attributes, low carbon fuel standard credits and other incentives; (6) the ability to identify, acquire, develop and operate renewable projects and RNG fueling stations; (7) the failure to realize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (8) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete the proposed transaction; (9) the outcome of any legal proceedings that may be instituted in connection with the proposed transaction; (10) the amount of redemption requests made by ArcLight’s public shareholders; and (11) the ability of the combined company that results from the proposed transaction to issue equity or equity-linked securities or obtain debt financing in connection with the transaction or in the future. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Both ArcLight and the Company expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in ArcLight’s or the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Important Information and Where to Find It

A full description of the terms of the transaction will be provided in a registration statement on Form S-4 to be filed with the SEC by ArcLight that will include a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholders meeting of ArcLight to vote on the business combination. ArcLight urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about ArcLight, the Company and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of ArcLight as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: ArcLight Clean Transition Corp. II, 200 Clarendon Street, 55th Floor, Boston, Massachusetts 02116. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

ArcLight and the Company and their respective directors and officers may be deemed to be participants in the solicitation of proxies from ArcLight’s shareholders in connection with the proposed transaction. Information about ArcLight’s directors and executive officers and their ownership of ArcLight’s securities is set forth in ArcLight’s filings with the SEC. To the extent that holdings of ArcLight’s securities have changed since the amounts printed in ArcLight’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ArcLight, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.